Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC HAS SIGNED A TRANSACTION
AMONG CERTAIN SHAREHOLDERS WITH RESPECT TO ITS SHARES

Tel Aviv, Israel, December 31, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by Elbit Medical Ltd., ("EM") and InSightec Ltd. ("InSightec"), on the following matters:

1.	EM announced today, that it was informed by InSightec Ltd. ("InSightec"), its associated company (29.6% on a fully diluted basis), that Dr. Kobi Vortman will terminate his position as the CEO of InSightec, and will become Vice Chairman of the Board, effective as of January 1, 2016, and Dr. Maurice Ferre will become CEO of InSightec effective as of the same date (in addition to serving as chairman of the Board).

2.	In addition, Insightec and some existing and new shareholders of InSightec (the "Shareholders") signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time, ("Amendment to the Share Purchase Agreement" and the "Original Share purchase agreement", respectively), in the framework of which Insightec has completed investment of $22 million at a price of $1.94 per share, in consideration for approximately 7.3% of InSightec's outstanding share capital, on a fully diluted basis ("The Investment"). The terms and conditions of the Investment are the same as in the Original Share Purchase Agreement, based on the same pre-money valuation and subject to the below adjustments:

Under the terms of the Share Purchase Agreement, in the event that InSightec’s aggregate revenues for the years 2014 - 2015 are less than $60 million, the price per Preferred D share will be reduced by the lower of (i) the difference (in percentage) between the actual revenues and $60 million and (ii) 8%, and accordingly additional shares will be issued to all holders of Series D Shares (the "Additional Issuance").

3.	In addition, General Electric company, Healthcare Division ("GE") of the first part, and the Shareholders of the second part have signed and executed an agreement for the sale of 20 million Preferred B and Preferred C Shares held by GE, which constitutes approximately 13% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement), at a price of $1.25 per share ("Sale Transaction"). Furthermore, GE granted to the Shareholders an option to purchase 7.5 million additional Preferred B and B1 Shares from GE, representing approximately 4.8% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement) for the same price (collectively: the "Sold Shares"). The option is exercisable within one to two years following the closing date of the transaction, subject to the conditions stipulated in the agreement.

4.	As part of the Amendment Share Purchase Agreement and the Sale Transaction, EM waived its first refusal right to purchase its part in the Sold Shares and its right to participate in the Investment.

5.	As part of the Amendment Share Purchase Agreement and the Sale Transaction, InSightec's articles of association and GE Technology, Co-Operation and Distribution Agreement of October 17, 2012 between InSightec and GE, as amended (the "Cooperation Agreement"), were amended. The aforementioned amendments were approved by the meeting of the shareholders of InSightec on December 28, 2015.

The principal amendments to the articles of association of InSightec were: revocation of certain rights granted to GE in InSightec's articles of association, including the right to appoint 2 director, so that GE shall have the right to appoint only 1 director; one of the new Shareholders shall have the right to appoint 1 director; amending the Co-Sale right of a shareholder when a major shareholder sells its shares.

The principal amendments to the Cooperation Agreement were: InSightec will be appointed as a non-exclusive distributor for GEHC's MR Scanners in order for InSightec to sell the scanners as an Integrated Therapy Platform (ITP) together with InSightec's products; revocation of the right granted to GE to get royalties' payments from InSightec and extension of the term of the Cooperation Agreement to 5 years from the date hereof.

6.	Following the closing of the Amendment Share Purchase Agreement, EM holds approximately 32.5% of InSightec's issued and outstanding share capital (27.5% on a fully diluted basis). Upon completion of the Additional Issuance, EM shall hold approximately 31.6% of InSightec issued and outstanding share capital (26.9% on a fully diluted basis).

The Company holds approximately 86.2% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (on a fully diluted basis).

About Elbit Imaging Ltd.

1.1.	Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com